EXHIBIT 10.19 (i)
                          LOAN MODIFICATION AGREEMENT

 	This Loan Modification Agreement is entered into as of January 21, 1997, by and between Fafco, Inc. ("Borrower') whose address is 2690 Middlefield Road,
Redwood City, CA 94063, and Silicon Valley Bank ("Bank") whose address is 3003
Tasman Drive, Santa Clara, CA 95054.

1.	DESCRIPTION OF EXISTING INDEBTEDNESS: Among other indebtedness which may be owing by Borrower to Bank, Borrower is indebted to Bank pursuant to, among other documents, an Amended and Restated Loan and Security Agreement, dated June 5,
1996, as may be amended from time to time, (the "Loan Agreement').  The Loan
Agreement provided for, among other things, a Committed Line in the original principal amount of One Million and 00/100 Dollars ($1,000,000.00) (the
"Revolving Facility").  Defined terms used but not otherwise defined herein shall have the same meanings as in the Loan Agreement.

Hereinafter, all indebtedness owing by Borrower to Bank shall be referred to as the "Indebtedness."

2.	DESCRIPTION OF COLLATERAL AND GUARANTIES.  Repayment of the Indebtedness is
secured by the Collateral as described in the Loan Agreement.

Hereinafter, the above-described security documents and guaranties, together with all other documents securing repayment of the Indebtedness shall be referred to as the "Security Documents". Hereinafter, the Security Documents, together with all other documents evidencing or securing the Indebtedness shall be referred to as the "Existing Loan Documents".

3.	DESCRIPTION OF CHANGE IN TERMS.

A.	Modification(s) to Loan Agreement.

1. The defined term "Committed Line is hereby amended in its entirety to read as follows:

The principal amount of the Revolving Facility is One Million and 00/100 Dollars ($1,000,000.00). Notwithstanding the foregoing, the principal amount shall be increased by One Hundred Thousand and 00/100 Dollars (the "Temporary Increase Amount") until February 25, 1997. Accordingly, Borrower shall repay to Bank all of the Temporary Increase Amount borrowed on February 25, 1997, whereupon the maximum principal amount shall return to One Million and 00/100 Dollars ($1,000,000.00).

4.	CONSISTENT CHANGES. The Existing Loan Documents are hereby amended wherever necessary to reflect the changes described above.

5.	NO DEFENSES OF BORROWER.  Borrower (and each guarantor and pledgor signing below) agrees that it has no defenses against the obligations to pay any amounts under the Indebtedness.

6.	CONTINUING VALIDITY.  Borrower (and each guarantor and pledgor signing below)
understands and agrees that in modifying the existing Indebtedness, Bank is relying upon Borrowers representations, warranties, and agreements, as set forth in the Existing Loan Documents.  Except as expressly modified pursuant to this Loan Modification Agreement, the terms of the Existing Loan Documents remain unchanged and in full force and effect.  Bank's agreement to modifications to the existing Indebtedness pursuant to this Loan Modification
Agreement in no way shall obligate Bank to make any future modifications to the
Indebtedness.  Nothing in this Loan Modification Agreement shall constitute a satisfaction of the Indebtedness.  It is the intention of Bank and Borrower to retain as liable parties all makers and endorsers of Existing Loan
Documents, unless the party is expressly released by Bank in writing.  No maker, endorser, or guarantor will be released by virtue of this Loan
Modification Agreement.  The terms of this paragraph apply not only to this
Loan Modification Agreement, but also to all subsequent loan modification agreements.

 	This Loan Modification Agreement is executed as of the date first written above.

BORROWER:	                                     BANK:

FAFCO, INC.	                                   SILICON VALLEY BANK


By:/s/Alex N. Watt                            	By:/s/Julie Schneider
-------------------------------------          --------------------------------
Title:  V.P. Finance & Administration         	Title:  Assistant Vice President